UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: February 25, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR JANUARY 2016

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the Board confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

  I.     OPERATING DATA

		Actual amount completed		Total	Total actual amount completed
		for the	Year-	Estimated	for the
	Estimated	same period	on-year	amount for	same period	Year-on-year
	amount for January	last year	increase (%)	the year	last year	increase (%)
Capacity ATK (available tonne – kilometres)(millions)	2,300.05	1,946.63	18.2	2,300.05	1,946.63	18.2
– Domestic routes	1,159.51	996.42	16.4	1,159.51	996.42	16.4
– International routes	1,072.70	885.75	21.1	1,072.70	885.75	21.1
– Regional routes	67.84	64.46	5.2	67.84	64.46	5.2

ASK (available seat
– kilometres)(millions)	16,624.95	13,841.72	20.1	16,624.95	13,841.72	20.1
– Domestic routes	10,566.00	9,172.42	15.2	10,566.00	9,172.42	15.2
– International routes	5,582.71	4,215.79	32.4	5,582.71	4,215.79	32.4
– Regional routes	476.23	453.52	5.0	476.23	453.52	5.0

	Actual amount completed		Total	Total actual amount completed
	for the	Year-	Estimated	for the	Year-
Estimated	same period	on-year	amount for	same period	Year-on-year
amount for January	last year	increase (%)	the year	last year	increase (%)

AFTK (available freight tonne
– kilometres)(millions)	803.80	700.87	14.7	803.80	700.87	14.7
– Domestic routes	208.57	170.91	22.0	208.57	170.91	22.0
– International routes	570.25	506.33	12.6	570.25	506.33	12.6
– Regional routes	24.98	23.64	5.7	24.98	23.64	5.7

RTK (revenue tonne –
kilometres)(millions)	1,566.15	1,343.96	16.5	1,566.15	1,343.96	16.5
– Domestic routes	825.88	697.99	18.3	825.88	697.99	18.3
– International routes	697.07	606.77	14.9	697.07	606.77	14.9
– Regional routes	43.20	39.20	10.2	43.20	39.20	10.2

RPK (revenue passenger –

kilometres)(millions)	13,106.93	10,513.98	24.7	13,106.93	10,513.98	24.7
– Domestic routes	8,271.21	7,020.02	17.8	8,271.21	7,020.02	17.8
– International routes	4,469.64	3,173.64	40.8	4,469.64	3,173.64	40.8
– Regional routes	366.09	320.32	14.3	366.09	320.32	14.3

RFTK (revenue freight tonne

– kilometres)(millions)	409.17	410.93	-0.4	409.17	410.93	-0.4
– Domestic routes	93.69	73.97	26.6	93.69	73.97	26.6
– International routes	304.41	326.12	-6.7	304.41	326.12	-6.7
– Regional routes	11.08	10.84	2.2	11.08	10.84	2.2

Number of passengers carried

(thousands)	7,925.57	6,686.69	18.5	7,925.57	6,686.69	18.5
– Domestic routes	6,509.40	5,569.22	16.9	6,509.40	5,569.22	16.9
– International routes	1,142.98	881.83	29.6	1,142.98	881.83	29.6
– Regional routes	273.19	235.65	15.9	273.19	235.65	15.9

Weight of freight carried

(million kg)	124.40	113.70	9.4	124.40	113.70	9.4
– Domestic routes	68.60	53.35	28.6	68.60	53.35	28.6
– International routes	46.76	51.57	-9.3	46.76	51.57	-9.3
– Regional routes	9.04	8.78	3.0	9.04	8.78	3.0

	Actual amount completed		Total	Total actual amount completed
	for the	Year-	Estimated	for the
Estimated	same period	on-year	amount for	same period	Year-on-year
amount for January	last year	increase (%)	the year	last year	increase (%)

Overall load factor (%)	68.1	69.0	-0.9	68.1	69.0	-0.9
– Domestic routes	71.2	70.0	1.2	71.2	70.0	1.2
– International routes	65.0	68.5	-3.5	65.0	68.5	-3.5
– Regional routes	63.7	60.8	2.9	63.7	60.8	2.9

Passenger load factor (%)	78.8	76.0	2.9	78.8	76.0	2.9
– Domestic routes	78.3	76.5	1.7	78.3	76.5	1.7
– International routes	80.1	75.3	4.8	80.1	75.3	4.8
– Regional routes	76.9	70.6	6.2	76.9	70.6	6.2

Freight load factor (%)	50.9	58.6	-7.7	50.9	58.6	-7.7
– Domestic routes	44.9	43.3	1.6	44.9	43.3	1.6
– International routes	53.4	64.4	-11.0	53.4	64.4	-11.0
– Regional routes	44.4	45.8	-1.5	44.4	45.8	-1.5

  II.   BRIEF EXPLANATION

In January 2016, RPK (turnover volume of passenger traffic) of the Company and its subsidiaries (the “Group”) maintained year-on-year increases. ASK (passenger transportation capacity) increased by 20.1% year-on-year, of which ASK for domestic routes, international routes and regional routes recorded year-on-year increases of 15.2%, 32.4% and 5.0%, respectively. RPK increased by 24.7% year-on-year, of which RPK for domestic routes, international routes and regional routes recorded year-on- year increases of 17.8%, 40.8% and 14.3%, respectively. Passenger load factor was 78.8%, representing a year-on-year increase of 2.9 pts, of which passenger load factor of domestic routes, international routes and regional routes increased by 1.7, 4.8 and 6.2 pts, respectively.

For freight transportation, RFTK (turnover volume of freight traffic) experienced year- on-year decreases in January 2016. AFTK (freight transportation capacity) increased by 14.7% year-on-year. RFTK decreased by 0.4% year-on-year, and freight load factor was 50.9%, representing a year-on-year decrease of 7.7 pts.

III.   RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The date set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

25 February 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).